Exhibit 99.2

MAG SILVER CORP. Management’s Discussion & Analysis For the three and six months ended June 30, 2014
Dated: August 13, 2014

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE MKT: MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and six months ended June 30, 2014
(expressed in US dollars unless otherwise stated)

OVERVIEW

MAG Silver Corp. (“MAG” or the “Company”) is a mineral exploration and predevelopment company focused on the acquisition, exploration and development of district scale projects located within the Mexican silver belt.  The Company is based in Vancouver, British Columbia, Canada, and its common shares trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE MKT (formerly NYSE.A) under the symbol MVG.  The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting “foreign issuer” in the United States of America.

The following Management Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of the Company for the three and six months ended June 30, 2014 and 2013.  It is prepared as of August 12, 2014 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2014 and the audited consolidated financial statements of the Company for the year ended December 31, 2013, together with the notes thereto.

All dollar amounts referred to in this MD&A are expressed in United States dollars (“US$”) except where indicated as otherwise.

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including reserve estimates was based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is a shareholder, a paid consultant (see Related Party Transactions below) and a former director of the Company.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to the Company’s future oriented financial information are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively “forward-looking statements”).  All statements in this MD&A, other than statements of historical facts are forward-looking statements, including statements that address estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements, including, but not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk, capital cost inflation and those other risks and uncertainties identified under the heading “Risks and Uncertainties” in this MD&A and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form (“AIF”).

Although the Company believes the expectations expressed in such forward-looking statements are based on what the Company’s management considers to be reasonable assumptions, based on the information currently available to it, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Assumptions have been made including, but not limited to, the Company’s ability to carry on its various exploration and development activities, the timely receipt of required approvals and permits, the price of the minerals the Company produces, the costs of operating and exploration expenditures and the Company’s ability to obtain adequate financing.  The Company cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law.  There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.  More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2014
(expressed in US dollars unless otherwise stated)

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Indicated Mineral Resources” and “Inferred Mineral Resources".  MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as mineral reserves and, accordingly, Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a “Preliminary Economic Assessment” as defined under NI 43-101.  Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

FINANCIAL PERFORMANCE

At June 30, 2014, the Company had working capital of $19,537,261 (compared to $33,874,230 at June 30, 2013), including cash of $18,161,425 (compared to $33,402,419 at June 30, 2013).  In addition, subsequent to the quarter end, on July 16, 2014, the Company closed a bought deal financing and issued 7,712,000 common shares, at C$10.25 per share, for gross proceeds of C$79,048,000.

Three months ended June 30, 2014

The Company’s net loss for the three months ended June 30, 2014 amounted to $2,057,075 (June 30, 2013: $10,220,693).  The net loss decreased in the current quarter compared to prior period, primarily as a result of no exploration and evaluation costs write-offs in the current quarter (June 30, 2013: $8,422,283).

The foreign exchange loss in the three months ended June 30, 2014 of $406,588 (June 30, 2013: $766,771 gain) was a result of holding US$ in MAG corporately (where the functional currency is C$), while the US$ weakened slightly against the C$ during the quarter. This exchange loss is countered by a currency translation gain in the quarter of $815,491 (June 30, 2013: $1,238,746 loss) recorded in Other Comprehensive Income (Loss) (“OCI”).  The functional currency of the parent entity, MAG, is the C$ which differs from the US$ overall functional and presentation currency.  The result is a currency translation gain as the C$ appreciated slightly relative to the US$ during the quarter.  The C$ as measured against the US$ was 0.9372 at June 30, 2014, compared to 0.9046 US$/C$ at March 31, 2014).

For the three months ended June 30, 2014, management and consulting fees increased to $580,238 (June 30, 2013: $435,829) due to the consulting services of the Company’s former President and CEO, who remains as an exploration consultant through December 31, 2014.  Other than $17,171 charged and capitalized to properties (June 30, 2013: $18,262), all corporate management salaries and benefits are expensed in the statement of loss.  In addition, there were no placement fees incurred in the current quarter (June 30, 2013: $194,974) as there were no new hires.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2014
(expressed in US dollars unless otherwise stated)

During the three months ended June 30, 2014, the Company granted no stock options (June 30, 2013: 872,000 stock options) and recorded $458,118 (June 30, 2013: $1,278,548) of share based payment expense (a non-cash item) relating to stock options vesting to employees and consultants in the period. The fair value of all share-based payment compensation is estimated using the Black-Scholes-Merton option valuation model.

Other income and expenses incurred during the quarter ended June 30, 2014 were all either comparable with the prior period’s expenses or not significant to the overall operations of the quarter.

Six months ended June 30, 2014

The Company’s net loss for the six months ended June 30, 2014 amounted to $3,150,237 (June 30, 2013: $11,878,766).  The net loss decreased primarily as a result of no exploration and evaluation cost write-offs during the period ended June 30, 2014 (June 30, 2013: $8,422,283).

The foreign exchange gain of $213,604 for the six months ended June 30, 2014 (June 30, 2013: $1,315,042) was a result of holding US$ in MAG corporately (where the functional currency is C$), while the US$ strengthened against the C$.  This exchange gain is countered by a currency translation loss in the period of $186,876 (June 30, 2013: $2,081,809) recorded in OCI, resulting from the translation from C$ to US$ of the Company’s parent entity which has a C$ functional currency.  The C$ as measured against the US$ was 0.9372 at June 30, 2014, compared to 0.9402 US$/C$ at December 31, 2013.

Legal fees for the six months ended June 30, 2014 of $215,870 (June 30, 2013: $164,507) increased as legal advice was sought in relation to the Company’s newly adopted Share Unit and Deferred Share Unit plans.  Also in the six months ended June 30, 2014, management and consulting fees increased to $1,181,705 (June 30, 2013: $908,819) due to the consulting services of the Company’s former President and CEO, who remains as an exploration consultant through December 31, 2014. Other than $38,545 capitalized in property costs (June 30, 2013: $23,688), all corporate management salaries and benefits are expensed in the statement of loss.  There were no placement fees incurred in the six months ended June 30, 2014 (June 30, 2013: $338,874) as there were no executive hires during the period.

During the six months ended June 30, 2014, the Company granted no stock options (June 30, 2013: 100,000 inducement stock options and 872,000 employee stock options) and recorded $892,526 (June 30, 2013: $1,915,148) of share based payment expense (a non cash item) relating to stock options vesting to employees and consultants in the period. The fair value of all share-based payment compensation is estimated using the Black-Scholes-Merton option valuation model.

Other expenses incurred during the six months ended June 30, 2014 were all either comparable with the prior period’s expenses or not significant to the overall operations of the period.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”)):

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per share
June 30, 2014	$28,662	$(2,057,075)	$(0.03)
March 31, 2014	$32,718	$(1,093,162)	$(0.02)
December 31, 2013	$41,540	$(16,004,239)	$(0.27)
September 30, 2013	$42,362	$(1,488,348)	$(0.02)
June 30, 2013	$52,630	$(10,220,693)	$(0.17)
March 31, 2013	$39,463	$(1,658,073)	$(0.03)
December 31, 2012	$61,890	$(6,147,126)	$(0.10)
September 30, 2012	$28,521	$(3,609,463)	$(0.06)
Notes:
(1)
The Company’s only source of revenue during the quarters listed above was interest earned on bank cash balances.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced and prevailing interest rates. At this time, the Company has no operating revenues.

(2)
Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments, property write-offs, and deferred tax expense) as described in “Financial Performance” and in “Results of Operations.”

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2014
(expressed in US dollars unless otherwise stated)

At the Company’s Annual General and Special Meeting (the “AGSM”) held on June 24, 2014, MAG’s shareholders approved by majority to decrease the size of the board to seven and elect all seven directors standing for re-election.  The Board of Directors wish to extend their gratitude to Dr. Peter Megaw and Messrs. Eric Carlson and Frank Hallam, all of whom did not stand for re-election as directors for the ensuing year. Each of these directors has been instrumental in MAG's successes to date, and in particular, in the initial recognition of the value of property positions assembled at Juanicipio and elsewhere by the Company.  The board thanks them for their dedicated years of service, and wishes each of them continued success in their future endeavours.  The Company will maintain its close relationship with Dr. Megaw, who will continue to lead the Company’s exploration efforts, and Frank Hallam will remain accessible to the MAG Silver Finance Committee.

RESULTS OF OPERATIONS

During the three and six months ended June 30, 2014, the Company incurred oversight expenditures on the Juanicipio property of $119,340 and $270,758 respectively (June 30, 2013: $36,411 and $113,947 respectively) and made joint venture advances to Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) of $1,628,000 (June 30, 2013: $1,188,000), respectively.  Underground ramp development and exploration drilling on the Juanicipio property are being conducted by the project operator, Fresnillo plc (“Fresnillo”) (see ‘Juanicipio Property’ below).

The Company’s exploration and evaluation activities on its own 100% owned properties in the period ended June 30, 2014 were focused on the Cinco de Mayo property and on the Salamandra property.  On the wholly owned Cinco de Mayo property, $256,296 and $604,649  was expended in the three and six months ended June 30, 2014 respectively (June 30, 2013: $566,508 and $1,313,497 respectively) including costs incurred in preparation for and related to renewed surface access negotiations, and meetings with State and Federal authorities and community relations and legal advisors in Mexico.  No drilling has been undertaken in 2014 as the Company is currently in the process of negotiating a renewed surface access agreement with the local Ejido (see ‘Cinco de Mayo Property’ below).  In the three and six months ended June 30, 2014, on the Salamandra option earn in property, the Company directly expended $236,743 and $381,427 respectively (2013: nil and $344,596 respectively) and a further $1,013,575 and $2,243,315 respectively (2013: nil and nil respectively) was expended indirectly by the Company through advances under the option earn in agreement (see ‘Salamandra Property’ below).

The following discussion is a summary of, and an update to, disclosure in documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2014
(expressed in US dollars unless otherwise stated)

Juanicipio Property

The Company owns 44% of Minera Juanicipio, a Mexican incorporated joint venture company, which owns and operates the Juanicipio Property located in the Fresnillo District, Zacatecas State, Mexico.  Fresnillo holds the remaining 56% interest in the joint venture and is the project operator.  The Juanicipio Property hosts, at this time, three significant high grade silver (gold, lead and zinc) veins: the Valdecañas Vein, with its footwall offshoot the Desprendido Vein and the Juanicipio Vein.

Exploration and development programs for the Juanicipio Property are designed by the Minera Juanicipio Technical Committee, approved by the Minera Juanicipio Board of Directors and executed by the project operator, Fresnillo.  The Company’s share of costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent, incurred directly by the Company to cover expenses related to parallel technical studies and analyses commissioned by the Company, as well as direct oversight of the ramp development and the drilling programs executed on the property.  For the six months ended June 30, 2014, the Company’s total combined expenditures on the Juanicipio property amounted to $1,898,758 (June 30, 2013: $1,301,947), and included $1,628,000 (June 30, 2013: $1,188,000) for its 44% share of cash advances, and a further $270,758 (June 30, 2013: $113,947) expended directly by the Company on project oversight and on an updated independent resource estimate (see below).

Total Juanicipio expenditures incurred directly by Minera Juanicipio for the six months ended June 30, 2014 amounted to approximately $3.8 million (June 30, 2013: $4.8 million) including $2.4 million in the three months ended June 30, 2014 (June 30, 2013: $3.2 million).  As at June 30, 2014, Minera Juanicipio had $1.7 million in cash available for 2014 budgeted exploration and development. Subsequent to the quarter end, Minera Juanicipio made a cash call of $6.25 million (MAG’s share funded $2.75 million) for planned expenditures through November 2014.

Updated Juanicipio resource estimate and ‘2012 PEA’

On May 27, 2014 the Company announced an updated independent Mineral Resource estimate for the Juanicipio Property completed by Roscoe Postle Associates Inc. (“RPA”).  The updated RPA Mineral Resource estimate was commissioned independently by MAG, and not by Minera Juanicipio, as the Company commissions its own Mineral Resource estimates to ensure the integrity of the resource estimates published on behalf of the Joint Venture.  The updated estimate reflects the results of 40 infill holes drilled in 2012 and 2013, and is based on drill results available as of December 31, 2013.  The new estimate demonstrates a conversion of previously classified Inferred Resources into the Indicated category and reports a deep lower grade resource separately.  An amended and restated NI 43-101 technical report documenting the updated Mineral Resource estimate was filed on SEDAR on July 3, 2014 (the “Amended Technical Report”).

As part of the Amended Technical Report, RPA reviewed the 2012 Preliminary Economic Assessment carried out by AMC Mining Consultants (Canada) Ltd. (see press release dated June 14, 2012), and believes that it remains a reasonable representation of the property’s economic potential.  The results of the 2012 AMC Preliminary Economic Assessment are included in the Amended Technical Report (“2012 PEA”).

Highlights of the May 2014 RPA Resource Estimate

The Mineral Resources on the Juanicipio Property are contained within the Valdecañas Vein System and the Juanicipio Vein. The updated RPA estimate uses a cut-off of US$70/tonne Net Smelter Return (“NSR”), which includes contained values for silver, gold and base metals.  The Valdecañas and Juanicipio Veins display the vertical grade transition from upper silver rich zones to deep gold and base metal dominant areas that is typical of Fresnillo District veins, and epithermal silver veins in general.   The Resource Estimate has been manually divided into the Bonanza Grade Silver Zone (“BGS Zone”) and the Deep Zone to reflect this vertical compositional zonation and highlight the definition of the Deep Zone.

The BGS Zone resource veins have a similar footprint as previous resource estimates (see press releases dated November 10, 2011 and December 19, 2011), with the higher drill density converting a significant proportion of the previous Inferred Resource into the Indicated category.  The increased drill density also provides a better understanding of the vein geometry and indicates that that the Valdecañas Vein actually comprises two overlapping “en-echelon” veins rather than a single vein offset by a fault.  This reveals an area of overlap, with incrementally increased tonnage.  A number of new holes, targeted below the limits of the previous resource estimate, intersected significant widths (10.5 to 25.8 metres true thickness) of lower grade mineralization, which combined with previous deep intercepts led to the definition of the new Deep Zone resource.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2014
(expressed in US dollars unless otherwise stated)

Mineral Resources by metal dominance zone are identified in Table 1 below.

TABLE 1: MINERAL RESOURCES BY METAL ZONE
December 31, 2013 – Juanicipio Project

Zone/Classification	Tonnage	Ag		Au		Pb	Zn	Ag	Au	Pb	Zn
	(Mt)	(g/t	)	(g/t	)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)
Bonanza Grade Silver Zone
Indicated	8.3	601		1.7		2.0	3.7	160	448	365	676
MAG’s 44% share	3.7							71	197	160	297
Inferred	2.4	626		1.9		1.4	2.2	48	146	74	114
MAG’s 44% share	1.1							21	64	33	50
Deep Zone
Indicated	1.8	93		1.7		1.4	2.6	5	97	54	102
MAG’s 44% share	0.8							2	43	24	45
Inferred	2.7	146		2.0		2.1	3.4	13	173	128	203
MAG’s 44% share	1.2							6	76	56	89
Notes:
1.	Resources are reported on a 100% basis unless otherwise noted.
2.	CIM definitions were followed for the classification of Mineral Resources.
3.	Mineral Resources are estimated at an incremental NSR cut-off value of US$70 per tonne
4.
NSR values are calculated in US$ using factors of $0.57 per g/t Ag, $30.11 per g/t Au, $9.07 per % Pb, and $12.21 per % Zn. These factors are based on metal prices of US$21.50/oz Ag, US$1,250/oz Au, $0.91/lb Pb, and $0.99/lb Zn and estimated recoveries and smelter terms.

5.	The Mineral Resource estimate uses drill hole data available as of December 31, 2013.
6.	Totals may not add correctly due to rounding.

Approximately 77% of the total silver ounces in the BGS Zone are now classified as Indicated, and lie primarily within the Valdecañas Vein.  Combining the BSG Zone and the Deep Zone into a total resource by category, results in an overall increase in tonnage and a lower overall silver grade (see Table 2).

TABLE 2: TOTAL MINERAL RESOURCES BSG Zone and Deep Zone, December 31, 2013 – Juanicipio Project

Classification	Tonnage	Ag		Au		Pb	Zn	Ag	Au	Pb	Zn
	(Mt)	(g/t	)	(g/t	)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)
Total Indicated	10.1	511		1.7		1.9	3.5	166	544	419	778
MAG’s 44% share	4.4							73	240	184	343
Total Inferred	5.1	372		2.0		1.8	2.8	61	319	202	317
MAG’s 44% share	2.2							27	141	89	139
Notes: See Table 1 above.

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2014
(expressed in US dollars unless otherwise stated)

Underground Development Program

On October 28, 2013, the Company announced that its joint venture partner Fresnillo, had commenced the underground development at the Juanicipio project.  The development program is being managed by Fresnillo as operators of the Joint Venture, and is based on recommendations made to Minera Juanicipio in the 2012 PEA. The initial underground work is being carried out under a previously approved $25.4 million budget (the “Initial Development Budget”), which covers mine permitting, surface preparation and the commencement of the first 2,500 metres of underground decline development, as well as 35,000 metres of infill drilling on the Valdecañas Vein. The majority of the infill drilling was completed in 2013, with the results to December 31, 2013 included in the update Mineral Resource estimate (above).

The 2014 portion of the Initial Development Budget is $11.4 million (MAG’s 44% share is $5 million), and is designated primarily for the ramp advancement and some detailed engineering.  According to the 2012 PEA timeline, the first 33 months of development focuses primarily on ramp decline.  To date, the entry portal, surface explosive magazines and associated infrastructure have been completed and the initial ramp decline has advanced primarily utilizing a continuous miner.  In mid-March, the contractor hired by Fresnillo to construct the ramp decline on behalf of Minera Juanicipio received its full explosives permit from the Mexican Ministry of Defense.  Development of the Juanicipio ramp decline is now advancing with conventional drill and blast cycles as well as with the continuous miner, depending on ground conditions which have been variable in the near-surface zone.  To date, in excess of 440 metres have been advanced on the ramp, but an indicative advance rate of what can be achieved on a consistent basis, can only be established once the ramp advance progresses through the near surface zone.  As of the end of July 2014, based on geotechnical drill holes, there is approximately 30 additional metres of advance required before the expected better rock quality is encountered.  A photo gallery of progress at Juanicipio is available at http://www.magsilver.com/s/PhotoGallery.asp?ReportID=610413.

Exploration Program

The final 2014 exploration budget for Minera Juanicipio was approved at US$3.6 million (MAG’s 44% share is US$1.6 million).  The exploration budget calls for 16,500 metres of drilling, with one drill rig on site and a second in transit to the project.  Exploration planned for the second half of 2014 is to seek new veins and trace structures and veins in neighbouring parts of the district onto the Minera Juanicipio joint venture ground.

Cinco de Mayo Property

The Cinco de Mayo Project is a 25,000 hectare district scale project owned 100% by the Company. Cinco de Mayo is located approximately 190 kilometres north of the city of Chihuahua, in northern Chihuahua State, Mexico.  The project consists of four major mineralized zones: the Upper Manto silver-lead-zinc body; the Pegaso deep discovery; the non-core Pozo Seco high grade molybdenum-gold resource area; and the surrounding Cinco de Mayo exploration area.

Upper Manto (Jose Manto - Bridge Zone)

In 2012, drilling demonstrated that mineralization was continuous from the Jose Manto through the Bridge Zone to Cinco Ridge, which is now collectively referred to as the “Upper Manto” to differentiate it from mineralization hit at depth in the “Pegaso Zone” (see below).  On October 3, 2012, MAG announced that Roscoe Postle Associates Inc. (“RPA”) had completed the first independent mineral resource estimate for the Upper Manto zone.  The NI 43-101 compliant technical report entitled “Technical Report on the Upper Manto Deposit, Chihuahua, Mexico,” authored by  Mr. David Ross, P.Geo., an employee of RPA and independent of MAG, was filed on SEDAR on November 16, 2012.  Inferred Mineral Resources are estimated to be 12.45 million tonnes at 132 g/t (3.9 opt) silver, 0.24 g/t gold, 2.86% lead, and 6.47% zinc (9.33% lead plus zinc), as reported at a NSR cut-off value of US$100/tonne.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2014
(expressed in US dollars unless otherwise stated)

The Pegaso Zone (Hole CM12-431)

In mid-June 2012, exploration hole CM12- 431 drilled deep beneath the overlap zone between the Bridge Zone and the Jose Manto, cut four significant sulphide intervals within a 300 metre wide skarn and marble zone.  The largest and deepest interval was 61 metres of high-grade massive sulphides that lies behind (to the southwest of) the structures that host the Upper Manto mineralization.  This is an entirely new mineralization zone named the “Pegaso Zone”, which shows all of the hallmarks of being a near-source part of the Carbonate Replacement Deposit (“CRD”) system that MAG has been systematically seeking at Cinco de Mayo.  The mineralization in the upper intercepts of hole CM12-431 are likely connected to the high-grade silver-lead-zinc mineralization in the 4 kilometre long Upper Manto, indicating that continuous mineralization exists from 125 to 900 metres vertical depth.

These new mineralized intercepts in hole CM12-431 start at 730 metres down hole and continue to nearly 1,000 metres depth down hole (approximately 900 metres vertical depth).  The Pegaso Zone is the thickest and deepest intercept, beginning at 927 metres down hole and continuing for 61.6 metres with an average grade of 89 g/t (2.6 opt) silver, 0.78 g/t gold, 0.13% copper with 2.1% lead and 7.3% zinc; including: 31.9 metres that grades 117 g/t (3.4 opt) silver, 1.13 g/t gold, 0.16% copper with 2.7% lead and 9.3% zinc.  The gold and copper grades in all four intercepts are the highest and most consistent yet encountered on the project.  Significantly, broad zones of coarse marble and pervasive tungsten-bearing garnet skarn occur above, between and below the massive sulphide zones, but  no intrusions were seen in hole CM12-431 and very little of the sulphides encountered to date in the Pegaso Zone appear to be replacing skarn silicates.  These results suggest both that the near-intrusion source zone is nearby but has not yet been reached.

Summary of combined Upper Manto-Pegaso Zone results

Combining hole CM12-431 with Upper Manto holes CM12-392 and CM12-399, plus shallower drilling throughout the Upper Manto area, indicates that mineralization is continuous from 125 metres to 900 metres vertical depth, with a significant broadening in the Pegaso Zone between 800 and 900 metres depth. This broadening coincides with an increase in skarn alteration and increasing zinc, gold and copper grades – consistent with what MAG’s CRD zoning model predicts as a source zone is approached.  Overall, near-surface Upper Manto mineralization appears higher in silver and lead than deeper Pegaso Zone mineralization which is richer in zinc, copper and gold.  The combined vertical metals and alteration zoning and broadening of mineralization is typical in CRD systems worldwide and strongly indicates that the source intrusion is being approached.  The overall strength and style of mineralization and alteration further indicate that this source zone may be very large.  The degree of mineralization seen so far indicates that the source intrusion could be surrounded by very large-scale mineralization. However, further exploration and drilling is required and can resume only upon obtaining the Soil Use Change Permit, drill permits and a surface access agreement with the local Ejido (see below).

Period ended June 30, 2014

In the three and six months ended June 30, 2014, the Company incurred exploration and evaluation costs of $256,296 and $604,649 respectively (June 30, 2013: $566,508 and $1,313,497 respectively).  The principal focus of work has been in preparation for and related to negotiations with the local Ejido (see ‘“Soil Use Change Permit” and surface access’ below) which has included meetings with State and Federal authorities, legal advisors,  and Community Relations advisors in Mexico.

“Soil Use Change Permit” and surface access

As of 2012, exploration drilling permits in Mexico require a “Soil Use Change Permit,” reflecting conversion of land from agricultural to industrial use.  In mid-2012, the Company was in the process of negotiating ordinary course surface access permissions with the Ejido Benito Juarez (the “Ejido”) as the final component in the application for the required Soil Use Change Permit.  The Company had a long-standing and productive working relationship with this Ejido and had previously purchased 41 specific rights relating to relevant areas of the Cinco de Mayo project area for $660,000 from certain Ejido members.  This purchase was ratified by an official Assembly of the Ejido and registered and ratified by the Federal Agrarian Authority. The Company was awaiting formal title transfer of the surface rights, when certain members of the Ejido challenged the purchase claiming the 41 rights purchased represented a 41/421 undivided interest in the Ejido owned surface rights, rather than rights to exclusive areas of the property. Then on November 17, 2012, at what the Company maintains was an illegally constituted Assembly, the Ejido voted to order MAG to vacate its Cinco de Mayo property.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2014
(expressed in US dollars unless otherwise stated)

Various Ejido members legally challenged the Assembly meeting on the grounds that proper notice was not given, key signatures required to properly call the meeting were fraudulent, and that the vote taken at the meeting was fraught with irregularities, including a significant number of votes being cast by unverified proxies.  MAG had expected that the Assembly and the resolutions passed would be nullified by the Fifth Unified Agrarian Tribunal (“the Tribunal”), but the Company was notified during the first quarter of 2014 that the Tribunal had rejected the Ejido challenge.  The ruling was made on narrow technical grounds and did not speak to the merits of the actions of the Assembly.  The Tribunal did note that a new vote of a majority of Ejido members can revoke the actions of the challenged Assembly at any time.  The Company has been advised that an appeal of the ruling, based on failure of the Tribunal to consider broader requirements of the Agrarian Law, was promptly filed with the Mexican Supreme Court by the same Ejido members, and should be considered in due course.

As permission of the Ejido assembly is required to obtain surface access, MAG continues to pursue negotiations with the Ejido, and anticipates that the Tribunal’s ruling (and the outcome of the pending appeal) will have minimal practical impact on the ratification by the Ejido of any settlement agreement that may ultimately be reached.  While no assurances can be given, MAG is continuing the negotiation process with the intent of arriving at a settlement agreement that would be fully supported at a properly constituted Assembly.  Although there is no certainty that a new vote would produce a favourable outcome for the Company, MAG believes that the opposition group and its supporters do not represent the will of the majority of the 421 voting members of the Ejido (or of the 12,000 other citizens in the project area).

The Company remains willing to work with the Ejido and the greater community to define a comprehensive Corporate Social Responsibility Program (“CSR”) to coincide with the next phases of our exploration activity.  CSR commitments already presented to the Ejido include: repair to the existing medical clinic and staffing it with a full-time doctor and nurse; improving the infrastructure at the local elementary school; offering scholarships to regional secondary, high school and college programs; developing micro-business opportunities in the town of Benito Juarez; and a cash component.  The Company believes that this proposed agreement, valued at approximately $500,000, is generous for the size and stage of the Cinco de Mayo exploration project and is rooted in the Company’s approach to business.  MAG’s goal is to continue its strong working relationship and ensure the Ejido and the greater community benefit from the expected successes and growth at Cinco de Mayo.

Pozo Seco Molybdenum-Gold Zone

In late 2009 the Company announced the discovery of a new zone of high grade molybdenum and gold mineralization named “Pozo Seco” in the western part of the Cinco de Mayo project area.  The Pozo Seco surface rights are privately owned, and the Company has an access agreement currently in place.  The Ejido situation referred to above (“Soil Use Change Permit” and surface access) does not impact Pozo Seco.

In 2010 the Company released an independently prepared first Mineral Resource estimate for the Pozo Seco deposit.  The Pozo Seco Molybdenum-Gold deposit is considered a non-core asset of the Company, and management is currently evaluating how to monetize the asset.

Salamandra Property

In 2013, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) whereby the Company can earn up to a 70% interest in CRD Minerals Corp., a company which owns Canasil's 14,719 hectare Salamandra property located in Durango State, Mexico.  The Company paid Canasil C$150,000 upon signing the agreement.  To earn an initial 55% interest in the property, the Company must make additional cash payments to Canasil of C$450,000 over the next two annual anniversary dates of the agreement, and complete C$5,500,000 in exploration expenditures by May 23, 2017, including a minimum committed first year work expenditure of C$1,000,000 and 3,000 metres of drilling which have both been fulfilled.  As of June 30, 2014 the Company had drilled 10,112 metres on the property, and incurred C$3,883,741 in eligible exploration expenditures under the terms of the option agreement.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2014
(expressed in US dollars unless otherwise stated)

Upon earning its 55% interest, the Company may elect to earn a further 15% interest by producing either a feasibility study or spending an additional C$20,000,000 over a further four year period. A portion of the property is subject to a 2% NSR royalty, half of which may be purchased from the holder for $1,000,000.

Salamandra appears to be a typical Mexican CRD-Skarn and is very similar to MAG's Cinco de Mayo Project; the same exploration model that drove successful exploration there is being applied to Salamandra.  Salamandra lies 80 kilometres northwest of Mexico's largest known silver-lead-zinc CRD-skarn deposit, the Sabinas-San Martin district.  Both Salamandra and Sabinas-San Martin are favorably positioned at the intersection of the Mexican CRD belt (that also hosts MAG’s Cinco de Mayo CRD project) and the Fresnillo trend (that hosts MAG’s Juanicipio Project).

Subsequent to the quarter end, the Company announced the assay results from its twelve hole, 6,500 metre Phase 2 drill program.  Phase 2 drilling began in late February of 2014 and concluded in May.  The Phase 1 assays were released in a press release dated March 17, 2014, and combined with Phase 2 (see Press Release dated July 21, 2014), MAG has now drilled 10,112 metres in 17 holes on the Salamandra property, complementing an initial 12 holes previously drilled by Canasil.

MAG’s Phase 2 exploration program consisted of five follow-up holes (SA 14-19, 20, 22, 24, 29) designed to determine the geometry of the best holes drilled in Phase 1 (SA13-13, and SA14-15) plus seven exploration holes testing geological, geochemical and geophysical anomalies around the previously undrilled half of the circumference of the district’s central intrusive complex.  To date, 15 of MAG’s 17 total holes have cut appreciable widths of strongly anomalous zinc mineralization, leaving the entire system prospective for further drilling.  True thickness cannot yet be determined for any of the intercepts.

The best follow-up hole is SA-20, which cut 0.63 metres grading 258 g/t (7.5 opt) silver with 0.27% copper lying immediately above 9.9 metres grading 2.4% zinc.  These values and relative position are very similar to that seen 380 metres deeper in SA14-15 and appear to reflect the same mineralized zone. Hole SA-22, also drilled to off-set Hole 15, cut several zinc-rich zones but appears to have been drilled above and parallel to the mineralized zone cut in Holes 15 and 20.  Similarly, the first two of the three follow-up holes (SA14-19, 24 and 29) drilled to offset the broad zinc-zone cut in Hole SA13-13 each cut significant widths of zinc mineralization but the intercept geometries prevent correlation.

The seven exploration holes tested the remaining previously undrilled half of the circumference of the intrusive center.  Hole SA14-28 was the best of these exploration holes, cutting 173.46 metres of 1.0% zinc mineralization starting 20 metres below the surface.  Holes SA14-19, 20, 21, 22, 24 and 25 also hit notable widths of zinc mineralization.  The latter hole and hole SA14-18, were drilled away from the intrusive centre to test under the Recent basalt flows that flank the entire project area; both cut major faults interpreted to be the reactivated western margin of the Central Mexico Basin, the principal regional structural control on several major CRD-skarn systems.

The drill results will now be used to refine earlier interpretations of extensive Canasil airborne and ground geophysical data prior to Phase 3 drilling.

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The diamond drill core samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2014
(expressed in US dollars unless otherwise stated)

The Don Fippi (Batopilas) Property

The 100% owned Batopilas project covers 4,800 hectares in the historic Batopilas Silver District in southwestern Chihuahua.  Previous exploration work in 2010, included mapping and sampling along a new road being built across the property by the State of Chihuahua.  Construction of the road continues and work is expected to return to the project area when the road is further advanced, and MAG can move forward on drilling the high-quality targets that remain in this area.

The Company expended $35,728 at Batopilas during the six months ended June 30, 2014 (June 30, 2013: $86,228) primarily on holding costs.

Guigui Property

The Guigui project is a 100% interest in a 4,500-hectare property in the Santa Eulalia Mining District, home to the world’s largest CRD camp.  Strong aerial magnetic anomalies were identified in late 2007 but could not be drilled because they straddle the eastern border of the original “Guigui” claim and continued into ground covered by the Juarez Mega-Claim filed by the Mexican Geological Service in mid-2007.  This adjoining part of the Juarez concession was liberated in July 2013 and the Company filed for and obtained the additional 3,800 hectare “Guiguito” concession.  The combined property now consists of roughly 8,300 hectares.

The Company incurred $59,298 (June 30, 2013: $44,446) in costs on Guigui during the six months ended June 30, 2014, primarily to maintain the property.  However, with the newly acquired adjoining ground, the Company is planning and preparing for a 2015 drill program.

OUTLOOK

The Company continues to explore its properties in Mexico and intends to enhance its project portfolio through successful exploration and project development.  Although the Company’s working capital position remains strong, the Company continues to execute its business plan prudently.  The Company reviews and assesses the carrying amount of its exploration and evaluation assets and of its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable.  Assessing the recoverability of these amounts requires considerable professional technical judgment, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration.  Based on its analysis, and on current and expected metals prices and cost structures, management has determined that the values of the Company’s exploration and evaluation assets and of its investment in associates have not been impaired at this time. However, should current market conditions deteriorate and commodity prices decline for a prolonged period of time, an impairment of mineral properties may be required.

Minera Juanicipio Outlook

The Technical Committee and Board of Directors of Minera Juanicipio, comprised of representatives from both Fresnillo and the Company, meet several times per year to discuss the business of Minera Juanicipio and to review and approve plans for the exploration and development of the Juanicipio property.  A Feasibility Study confirming the economic feasibility of the Minera Juanicipio project is contemplated as a condition precedent to the joint venture parties making a development decision. Minera Juanicipio has not completed a feasibility study on the Juanicipio Project and, accordingly, a formal ‘production decision’ has not yet been considered by the Company and Fresnillo. However, as noted above, on October 28, 2013, the Company announced that Fresnillo, as operator, had commenced the underground development via an access decline at the Juanicipio Project, based on the results of the 2012 PEA.  The 2012 PEA provides MAG and Fresnillo a framework on which the joint venture Technical Committee guides the continued advancement of the project.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2014
(expressed in US dollars unless otherwise stated)

The 2012 PEA indicated a project development and production schedule of approximately 3.5 years from the start of development, specifically:  “Following satisfactory completion of further studies, and subject to the application and grant of the necessary permits and licenses, it is estimated that it will take approximately three and a half years to develop the project from the start of the box cut and portal to mill startup.” Although Minera Juanicipio has not formally made a “production decision,” Fresnillo has publically reported that it expects that Juanicipio will be in production by approximately 2018.  The Company believes the timeline laid out in the 2012 PEA is reasonable and attainable, but the actual schedule to production is still under review by Minera Juanicipio, and there are no assurances that a formal development decision will be made and that production will be achieved in accordance with the 2012 PEA.

The 2014 portion of the Initial Development Budget is $11.4 million (MAG’s 44% share is $5 million), and is designated primarily for the ramp advancement and some detailed engineering.  To the date of this MD&A, approximately $16.2 million of the $25.4 million Initial Development Budget has been funded by the joint venture partners (MAG’s share funded to date is $7.1 million), with the balance to be funded in late 2014 and early 2015 (MAG’s share remaining to be funded is approximately US$4.1 million).

Cinco de Mayo Outlook

No active exploration is currently being undertaken on the Cinco de Mayo property, as the Company remains in the process of negotiating a renewed surface access agreement with the local Ejido, after being asked to vacate the property in November 2012.  The Company continues to work diligently to negotiate renewed access to the Company’s mining claims.  MAG believes that the surface access issue is ultimately a temporary delay, and that the requisite authorizations to complete its submission for the Soil use Change Permit will be obtained in due course.  However, the overall timeline to successful resolution is not determinable at this time, and will depend upon various factors including but not limited to: the ability of the Company to arrive at a settlement agreement that would be fully supported by the majority of the Ejido; and, the ability of the Ejido to conduct a properly constituted Assembly meeting, with quorum, and favourable outcome.

Further exploration and drilling can resume only upon obtaining the Soil Use Change Permit, drill permits and a surface access agreement with the local Ejido.

Salamandra Outlook

With Phase I and II drilling now complete, the system remains open in all directions.  Prior to further drilling, MAG will review all the drill holes and build a 3 dimensional model of the system as known, with the intent to revisit and reinterpret the geophysical data with much greater precision both in the known mineralized areas and potentially covered mineralized areas.  The Company expects that a number of new drill targets will emerge from this review of the drilling to date.

Income Tax – New Tax Regime Effective January 1, 2014

The Mexican Senate approved Tax Reform changes in Mexico that became effective January 1, 2014, that in part, adversely affect mining companies operating in Mexico. As enacted, the changes that directly affect the Mexican mining industry include: the elimination of a planned reduction in the corporate tax rate from 30% to 28% by 2015 (corporate tax rate will remain 30% indefinitely); a mining royalty fee of 7.5% on income before tax, depreciation, and interest; an extraordinary governmental fee on precious metals, including gold and silver, of 0.5% of gross revenues; and, changes affecting the timing of various expense deductions for tax purposes.  Should the tax reform changes remain in place once Minera Juanicipio or any of the MAG’s other properties are in production, it will be subjected to the new tax regime.  The effects of these tax changes have not been reflected in the 2012 PEA which preceded the new tax regime.   Managements’ initial assessment of the tax reform changes is that they will not have an impact on the viability of the Juanicipio project.

Various industry challenges and lobbying are expected over the next several years and there is already speculation that the imposed royalties may be reduced and/or modified in their method of application.  In addition, possible tax planning opportunities may exist to reduce the impact of the tax changes. Previous similar attempts at implementing mining royalty fees in Mexico have subsequently been eliminated after implantation.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2014
(expressed in US dollars unless otherwise stated)

With the December 11, 2013 enactment of the tax reform and the introduction of a 7.5% mining royalty effective January 1, 2014, the Company recorded a non-cash deferred tax expense of $4,234,722 on December 31, 2013, relating to the initial recognition impact of the mining royalty.  As at December 31, 2013, the Company also recorded its 44% share of the deferred tax expense applicable to Minera Juanicipio as an Equity Pick Up from Associate, amounting to $1,534,769.  Under International Accounting Standard 12 - Income Tax, exploration, evaluation and development expenditures incurred after December 31, 2014 are exempt from deferred taxes with respect to the 7.5% mining royalty.  Therefore, no further deferred tax expense has been recorded by the Company, nor reflected in the equity pick up from its Investment in Associate.

Under the new tax regime, mining concession holders that fail to develop mining works in accordance with the Mining Law, during a consecutive two year period within the first eleven years of the term of the concession, will pay on a semi-annual basis an additional mining fee equivalent to 50% to the maximum current mining duty. If the failure to carry out works remains unchanged, starting on the twelfth year, the additional fee will be doubled. There is no expected impact of this change on the Company in 2014, but future years may be affected.

An additional component of the Mexican tax reform also includes a 10% dividend tax, to be withheld on all dividends paid to foreign residents of Mexico. With the existing Canadian-Mexico tax treaties, this dividend tax rate will be reduced to 5%.  Prior to the tax reform, there was no dividend withholding tax on dividends paid from Mexico to Canadian corporations out of tax paid earnings.

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of common shares without par value.  As at August 12, 2014, the following common shares and stock options were outstanding:

	Number of	$Exercise Price or	Remaining
	Shares	Conversion Ratio	Life
Capital Stock (1)	68,078,222
Stock Options (1)	4,409,066	$5.32 - $12.19	4 months to 4.9 years
Restricted Share Units(“RSUs”) (1)	55,278	1:1	4.9 years
Deferred Share Units (“DSUs”) (1)	89,640	1:1	n/a(2)
Fully Diluted	72,632,206

(1)	Includes share offering completed July 16, 2014 and grants made under equity plans subsequent to the quarter end – see Subsequent Events below.

(2)	To be share settled, but no common shares are to be issued in respect of a participant in the DSU Plan prior to such eligible Director’s termination date – see Subsequent Events below.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2014 the Company had 60,366,222 common shares issued and outstanding (June 30, 2013: 60,141,718).  Subsequent to the quarter end, on July 16, 2014, the Company closed a bought deal financing and issued 7,712,000 common shares, at C$10.25 per share, for gross proceeds of C$79,048,000.  The majority of the new funds raised are designated for the Juanicipio project, with the balance for working capital and general corporate purposes.

At June 30, 2014, prior to the equity offering on July 16, 2014, the Company had working capital of $19,537,261 (June 30, 2013: $33,874,230), including cash of $18,161,425 (June 30, 2013:$33,402,419).  Accounts receivable as at June 30, 2014 totaled $1,171,274 (June 30, 2013: $718,879) and is comprised primarily of Mexican value added taxes (“IVA”) repayable to the Company by the Government of Mexico, for which the Company expects a full recovery.  Current liabilities at June 30, 2014 amounted to $881,022 (June 30, 2013: $1,002,828) and are attributable primarily to accrued exploration, administrative expenses and accrued deferred issue costs.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2014
(expressed in US dollars unless otherwise stated)

During the six months ended June 30, 2014, 218,939 stock options were exercised for cash proceeds of $1,225,978 (June 30, 2013:117,883 stock options were exercised for cash proceeds of $848,181).  In the six months ended June 30, 2014 and 2013 there were no shares issued for mineral properties.

The primary use of cash in the period ended June 30, 2014 was to fund operations.  During the three and six months ended June 30, 2014, advances to Minera Juanicipio combined with MAG’s Juanicipio expenditures on its own account, totaled $81,538 and 1,837,444 respectively (June 30, 2013: $1,224,411 and $1,301,947 respectively).  The Company makes cash deposits to Minera Juanicipio as cash called by operator Fresnillo, based on approved joint venture budgets.  In the three and six months ended June 30, 2014, the Company also expended $1,170,687 and $2,545,111 respectively (June 30, 2013: nil and $344,596 respectively) on the Salamandra earn in option, and $397,244 and 754,970 respectively (June 30, 2013: $955,648 and $2,171,029 respectively) on its other exploration and evaluation properties.

The Company’s primary source of historic capital has been from the issuance of equity.  The Company’s cash on hand at June 30, 2014 is primarily from a brokered private placement completed on September 5, 2012, whereby 3,526,210 common shares of the Company were issued at a price of C$9.40 per share for gross and net proceeds of $33,451,321 and $31,286,353, respectively.  With respect to that financing, the Company’s intended use of the proceeds as outlined in the offering document is being adhered to in all material aspects.  However, with the 2013 permitting delays at Juanicipio and the surface access delay at Cinco de Mayo, some of the planned expenditures have been deferred through this year and into 2015.

With the July 16, 2014 equity offering (gross proceeds of C$79 million) combined with working capital on hand as at June 30, 2014 ($19.5 million), the Company currently has sufficient working capital to maintain all of its properties and currently planned programs for a period in excess of the next year.  However, the Company may require additional capital in the future to meet its project related expenditures, including its cash calls on the Juanicipio project.  As noted above (‘Juanicipio Property’ and ‘Outlook’), on October 28, 2013, the Company announced that Fresnillo, as operator, had commenced the underground development and the access decline at the Juanicipio Project, based on the results of the 2012 PEA.  The 2012 PEA estimated total project capital costs of $302 million inclusive of capitalized operating costs (MAG’s 44% share is US$133 million) over 3.5 years from the start of development. With the first 32 months of development focused primarily on the ramp decline, the majority of the capital costs are not expected to be incurred until the latter part of the development schedule.  The current year’s development budget is only $11.4 million (MAG’s 44% share is $5 million), and as Minera Juanicipio only approves budgets annually, it has not yet evaluated and proposed a budget for 2015 and beyond.  However, the scale and scope of the complete development of the Juanicipio Project will require capital over the next 3.5 years exceeding the Company’s cash on hand resources.  In addition, the 2012 PEA is preliminary in nature, and actual costs and development time, may exceed those laid out in the 2012 PEA.  It is unlikely that the Company will generate sufficient operating cash flow to fund its share of development costs, and accordingly, future liquidity will therefore depend upon the Company’s ability to arrange debt or additional equity financings.  The Company currently relies on equity financings to fund its exploration and development, and its corporate activities.

Contractual Obligations

The following table discloses the contractual obligations of the Company (as at the date of this MD&A) for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment. Based on exploration results, the Company will select at its discretion, only certain properties to complete option and purchase arrangements on.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2014
(expressed in US dollars unless otherwise stated)

Option Payments Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Salamandra (1)	$421,740	$187,440	$234,300	$-	$-
Cinco De Mayo (2)	120,000	70,000	50,000	-	-

Subtotal - Option Payments	$541,740	$257,440	$284,300	$-	$-

Exploration & Evaluation Expenditures
Salamandra (1)	1,350,469	-	1,350,469	-	-
Juanicipio (3)	-	-	-	-	-
Subtotal - Exploration & Evaluation	$1,350,469	$-	$1,350,469	$-	$-

Option Payments and Exploration Expenditures – Total	$1,892,209	$257,440	$1,634,769	$-	$-

Office Lease	51,465	51,465	-	-	-
Total Obligations	$1,943,674	$308,905	$1,634,769	$-	$-

(1)
Salamandra property option payments of C$450,000 and exploration expenditure commitments of $1,350,469 by May 23, 2017 in order to exercise an initial 55% interest in the property.  An additional C$20 million of exploration expenditures (or the delivery of a feasibility study) over the following four years is required to exercise an additional 15% option on the property.

(2)	Cinco de Mayo property option payments of $120,000 on two auxiliary claims acquired in 2010.

(3)
The Company makes cash deposits to Minera Juanicipio as cash called by operator Fresnillo, based on approved joint venture budgets. The scale and scope of the Juanicipio project will require development capital in the years ahead exceeding the Company’s on hand cash resources.  As noted above in this section, it is unlikely that the Company will generate sufficient operating cash flows to meet these ongoing obligations in the foreseeable future.  Accordingly the Company will need to raise additional capital in the future and is currently evaluating debt, equity, and other financing alternatives.

Other contractual obligations include: a 2.5% NSR royalty on the Cinco de Mayo property under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property; a 4.5% NSR royalty on the interest in the Don Fippi mining concessions located in Batopilas; and a 2.5% NSR royalty on the interest in the Guigui mining concessions.

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made.  Indemnifications that the Company has provided include an obligation to indemnify directors and officers of the Company for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company.  The Company has a comprehensive directors and officers liability insurance policy that could mitigate such final costs to the Company.

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated surface access negotiations with the Ejido (see ‘“Soil Use Change Permit” and surface access’ above).

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2014
(expressed in US dollars unless otherwise stated)

ADDITIONAL DISCLOSURE

Trend Information

Other than the Company’s obligations under its property option agreements (see ‘Contractual Obligations’ above)  and to the Minera Juanicipio joint venture, there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The nature of the Company’s business is demanding of capital for property acquisition costs, exploration commitments and holding costs. The Company’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon (see ‘Liquidity and Capital Resources’ above).

RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form (“AIF”) dated March 27, 2014 available on SEDAR at www.sedar.com and www.sec.gov.

The volatile global economic environment has created market uncertainty and volatility in recent years, and again in 2014.  The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general.  The Company will consider its business plans and options carefully going forward.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars, US dollars or Mexican Pesos. The Company also has cash and certain liabilities denominated in Canadian dollars and Mexican Pesos.  As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates (see Note 10(c) in the unaudited condensed interim consolidated financial statements of the Company as at June 30, 2014).

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  Up until June 24, 2014, these companies had a common director with the Company (Dr. Peter Megaw, who did not stand for re-election at the Company’s AGSM on June 24, 2014).  All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which represent fair market value for all services rendered.  A significant portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis typical of industry standards.

The Company accrued or paid Cascabel and IMDEX the following fees under the Field Services Agreement up until June 24, 2014, the date upon which the Companies no longer had a common director:

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2014
(expressed in US dollars unless otherwise stated)

For the three months ended June 30,			2014	2013
	Cascabel & IMDEX	IMDEX related to Dr. Megaw	Total	Total

General consulting, travel and administration fees	$39,992	$40,479	$80,472	$91,306
Exploration management, field costs and cost reimbursements (at cost + 10%) - MAG properties (1)	220,961	27,313	248,274	542,781
	$260,953	$67,792	$328,746	$634,087

For the six months ended June 30,			2014	2013
	Cascabel & IMDEX	IMDEX related to Dr. Megaw	Total	Total

General consulting, travel and administration fees	$90,309	$105,039	$195,349	$171,775
Exploration management, field costs and cost
reimbursements (at cost + 10%) - MAG properties (1)	510,706	56,487	567,193	1,106,585
	$601,016	$161,526	$762,542	$1,278,360

(1) Does not include drilling and assays, which are contracted out independently from Cascabel & Imdex.

Included in trade and other payables at June 30, 2014 is $309,005 related to these services (June 30, 2013: $430,016).

The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property to Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel.

Upon the retirement of Dan MacInnis, former President & Chief Executive Officer, on October 15, 2013, the Company entered into a consulting contract with a private company controlled by Mr. MacInnis who remains a director of the Company, to which it accrued or paid consulting fees of C$137,058 and C$274,116 in the three and six months ended June 30, 2014 respectively (June 30, 2013: Nil and Nil, respectively). Included in trade and other payables at June 30, 2014 is $47,970 related to these services (June 30, 2013: Nil).  The consulting contract expires on December 31, 2014.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2014 (%)	2013 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2014
(expressed in US dollars unless otherwise stated)

Compensation of Key Management Personnel including Directors

During the period, compensation of key management personnel was as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Salaries and other short term employee benefits	$463,053	$224,000	$781,506	$452,036
Share based payments (Note 8(b))	440,926	931,031	825,461	1,404,701
	$903,979	$1,155,031	$1,606,967	$1,856,737

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer, and the Chief Financial Officer.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs, (ii) option to acquire mineral interest, (iii) provision for reclamation and closure, (iv) deferred income tax provision and (v) share based payments, as the main estimates for the following discussion.  Please refer to Note 2 of the Company’s unaudited condensed interim consolidated financial statements as at June 30, 2014 for a description of all of the significant accounting policies.

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.  IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Under IFRS, the Company’s option to acquire mineral interest is a financial asset and accordingly must be fair valued each accounting period. Given there are no observable inputs to fair value this option, and given the early exploration stage of the project represented by the option, management’s best estimate of the fair value of the option is based on the historical cost as incurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2014
(expressed in US dollars unless otherwise stated)

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting.  Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiter rates, and expected lives of the options.

CHANGES IN ACCOUNTING STANDARDS

(i) Adoption of new and amended IFRS Pronouncements

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) that are mandatory for accounting periods after December 31, 2013. Pronouncements that are not applicable to the Company have been excluded from those described below. The following new standards have been adopted with retrospective application (unless otherwise stated) effective January 1, 2014:

IFRIC 21 – Levies, an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application did not result in an adjustment to the Company’s unaudited condensed interim consolidated financial statements.

(ii) Recent Accounting Pronouncements

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective. These include:

•
IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.  In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company has not early adopted this standard and is currently evaluating the impact this standard may have on its consolidated financial statements.

•
IFRS 15 Revenue from Contracts with Customers – The final standard on revenue from contracts with customers was issued on May 8, 2014 and is effective for annual reporting periods beginning after December 15, 2016 for public entities with early application not permitted. Entities have the full option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

•
Annual Amendments.  In  December  2013,  the  IASB  issued  the  Annual  Improvements  2010-2012  and  2011-2013  cycles  to  make  necessary  but  non-urgent  amendments to  existing IFRSs. The amendments are effective for annual periods beginning on or after July 1, 2014; however, these amendments are not expected to have a significant impact on the Company's consolidated financial statements.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2014
(expressed in US dollars unless otherwise stated)

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures as of June 30, 2014 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company annually retains an independent third party specialist to assist in the assessment of its disclosure controls and procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as at June 30, 2014.

Internal Control Over Financial Reporting

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with International Financial Reporting Standards.  The Company retains an independent third party specialist annually to assist in the assessment of its internal control procedures.  The Board of Directors approve the financial statements and MD&A before they are publicly filed, and ensures that management discharges its financial responsibilities. The unaudited condensed interim consolidated financial statements and MD&A for the period ended June 30, 2014 were approved by the Board on August 12, 2014. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal control over financial reporting as of June 30, 2014 and have concluded that the Company’s internal control over financial reporting is effective.  There have been no changes in internal controls over financial reporting during the period ended June 30, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2014
(expressed in US dollars unless otherwise stated)

SUBSEQUENT EVENTS

Subsequent to June 30, 2014, the Company:

a)
Issued 7,712,000 common shares on July 16, 2014 at C$10.25 per share for gross proceeds of C$79,048,000 (the “Offering”). The Company paid a 5% commission of C$3,952,400 to the underwriters on the placement, and legal and filing costs totaled an additional estimated C$868,992.

b)
Received notice from the underwriters in the above noted Offering, of their intention to exercise the balance of the over-allotment option, representing an additional 706,000 commons shares to be issued at C$10.25 per share.  The additional gross proceeds on closing, expected on or about August 18, 2014, are C$7,236,500.

c)	Advanced $2.75 million to Minera Juanicipio, representing its 44% share of a $6.25 million cash call to fund exploration activities and ramp development through November 2014.

d)
Granted 340,000 stock options under the Company’s Stock Option Plan to officers, employees, and a consultant at an exercise price of C$10.04 per share with a term of five years and vesting 92,500 immediately, 62,500 on October 15, 2014, 92,500 after 12 months and 92,500 after 24 months from the date of grant.

e)
Granted 55,278 RSUs under the Company’s Share Unit Plan to officers and a consultant, with a term of five years and vesting 1/3 immediately, 1/3 after 12 months and 1/3 after 24 months from the date of grant.

f)	Granted 89,640 DSUs to directors under the Company’s DSU Plan, with immediate vesting and to be share settled only after termination of the participating directors.